FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February, 2006.

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

 777 Bay Street, Suite 1910, Toronto, ON M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      x         Form 40-F

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No    x

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):        N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Date: February 17, 2006	Name: Joseph Fuda
Title: Chief Executive Officer

Exhibit Index

Exhibit
Number	Exhibit Description

1	Insider Report for Charles Harnick
2	Insider Report for George Kennedy
3	Insider Report for Cynthia Kuper - January
4	Insider Report for Cynthia Kuper